METALLA SELLS CORTEZ MINERAL CLAIMS TO NEVADA GOLD MINES FOR $5 MILLION AND DECLARES A SPECIAL DIVIDEND

FOR IMMEDIATE RELEASE	NYSE AMERICAN: MTA TSX-V: MTA
July 11, 2023

Unless otherwise specified, all references to dollars set forth herein shall mean United States dollars.

Vancouver, British Columbia: Metalla Royalty & Streaming Ltd. ("Metalla" or the "Company") (NYSE American: MTA) (TSXV: MTA) is pleased to announce that it has closed on a purchase and sale agreement with Nevada Gold Mines, LLC ("Nevada Gold Mines"), an entity formed by Barrick Gold Corporation and Newmont Corporation (NYSE: NEM), for the sale by Metalla of the JR mineral claims that make up the Pine Valley property ("Property") which is part of the Cortez complex in Eureka County, Nevada, for $5 million in cash and Metalla will retain 3% NSR Royalty on the Property (the "Transaction").

Brett Heath, President and CEO of Metalla, commented, "This transaction is a great example of the embedded optionality within our portfolio. With 85 assets, we firmly believe as the portfolio matures, shareholders will continue to see years of smart deals turn into big wins." Mr. Heath continued, "We are excited to declare a special dividend allowing shareholders of record to take part in this exciting sale. Our philosophy on paying dividends remains the same in the long-term, aiming to pay out a portion of operating cash to shareholders as the Company's finances allow. We will also use the remaining proceeds to reduce debt and make future royalty acquisitions."

BACKGROUND ON THE TRANSACTION

On December 14, 2020, Metalla acquired two private companies - Genesis Gold Corporation ("Genesis") and Geological Services Inc. - which together held a portfolio of eleven royalties, for $4.125 million in cash and common shares of the Company (see news release of the Company dated December 14, 2020). Pursuant to a Mining Lease agreement dated June 28, 2002, as amended (the "Lease"), Genesis had leased the Property for a term of 20 years, which term was extended up to June 28, 2023. The Lease included annual advanced royalty payments of $100,000 per year and a 3% royalty on production.

Pursuant to the Transaction, Metalla has extinguished the Lease and sold the Property outright to Nevada Gold Mines for $5 million and the retention by Metalla of a 3% NSR royalty on the Property (the "Royalty"), which does not contain any buy-down or buy-back rights.

PINE VALLEY (3.0% NSR)(1), (2)

The Property covers approximately 1,060 hectares of exploration land east and south of Nevada Gold Mines' Goldrush deposit along the Battle Mountain-Eureka trend. Prior to the formation of Nevada Gold Mines, Barrick stated that the Goldrush deposit is a large Carlin-type gold development project, which will progress toward a steady-state production of ~450Koz of gold per annum during its first full five years of operation. Goldrush's reserve estimate is currently 8.0 million ounces at 7.27 g/t gold, which is inclusive of measured and indicated resource estimate of 9.9 million ounces at 6.49 g/t gold and an inferred resource estimate of 4.5 million ounces at 5.9 g/t gold. Barrick stated that mineralization at Goldrush is open along strike towards the north and east where the Property continues with the favorable stratigraphic host of Goldrush and has identified a mineral potential area known as Goldrush South on the Anglo/Zeke and the Property. The Royalty complements and overlaps a portion of Metalla's Cortez trend royalty land package that it acquired in May 2020.

CORTEZ TREND ROYALTY MAP

SPECIAL DIVIDEND

Metalla is pleased to announce that its board of directors has approved and declared a special dividend (the "Special Dividend") payment on the common shares of the Company (the "Shares"), in the amount of C$0.03 per Share in cash (subject to any applicable tax withholding obligations).

The table below sets out the Special Dividend record and payment dates for shareholders of record.

	Declaration Date	Record Date	Payment Date	Payment Amount ($C)[1]
Special Dividend	July 10, 2023	August 1, 2023	September 15, 2023	$0.03

(1) For payments of the Special Dividend to U.S. shareholders, the amount will be converted to U.S. dollars based on the exchange rate as of September 15, 2023.

The Special Dividends in the above table are 'Eligible Dividends' pursuant to the Income Tax Act of Canada.

QUALIFIED PERSON

The technical information contained in this news release has been reviewed and approved by Charles Beaudry, geologist M.Sc., member of the Association of Professional Geoscientists of Ontario and the Ordre des Géologues du Québec and a consultant to Metalla. Mr. Beaudry is a Qualified Person as defined in National Instrument 43-101 Standards of disclosure for mineral projects. Mr. Beaudry has not done sufficient work to classify the historical estimates disclosed above as current mineral resources or mineral reserves, and the Company is not treating the historical estimates as current mineral resources or mineral reserves.

ABOUT METALLA

Metalla is a precious metals royalty and streaming company. Metalla provides shareholders with leveraged precious metal exposure through a diversified and growing portfolio of royalties and streams. Our strong foundation of current and future cash-generating asset base, combined with an experienced team, gives Metalla a path to become one of the leading gold and silver companies for the next commodities cycle.

For further information, please visit our website at www.metallaroyalty.com.

ON BEHALF OF METALLA ROYALTY & STREAMING LTD.

(signed) "Brett Heath"

CONTACT INFORMATION

Metalla Royalty & Streaming Ltd.

Brett Heath, President & CEO

Phone: 604-696-0741

Email: info@metallaroyalty.com

Kristina Pillon, Investor Relations

Phone: 604-908-1695

Email:  kristina@metallaroyalty.com

Website: www.metallaroyalty.com

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the Exchange) accept responsibility for the adequacy or accuracy of this release.

Notes:

(1) Information presented under "Pine Valley (3% NSR)" was obtained from the publicly available Barrick Gold Quarterly Report dated October 25, 2017, Barrick Gold September 19, 2019 Presentation Barrick Gold Corporation Q3 Conference Call November 1, 2012 and Barrick Gold Presentation dated February 15, 2023 and Technical Report on the Cortez Complex dated December 31, 2021.

(2) Mineralization on Nevada Gold Mines' Goldrush deposit is not necessarily indicative of similar mineralization on the adjacent Property on which Metalla will hold the Royalty on completion of the Transaction.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements and forward-looking information within the meaning of United States and Canadian regulations. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budgets", "scheduled", "estimates", "forecasts", "predicts", "projects", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements and information in this release include, but are not limited to, statements with respect to the use of proceeds of sale of the Property; the payment of the Special Dividend and the anticipated timing thereof; the tax consequences of the payment of the Special Dividend; the anticipated amount of the Special Dividend per Share; Goldrush mineral reserve estimates, mineral resource estimates, production estimates and potential for new discoveries on the Property or elsewhere; the future value of the Company's stock; future cash generation; and the Company's potential to become a leading gold and silver company. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties, and contingencies. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Metalla to control or predict, that may cause Metalla's actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: cash flow; risks associated with the impact of general business and economic conditions; the absence of control over mining operations from which Metalla will purchase precious metals or from which it will receive stream or royalty payments and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine development, construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined; problems related to the ability to market precious metals or other metals; industry conditions, including commodity price fluctuations, interest and exchange rate fluctuations; interpretation by government entities of tax laws or the implementation of new tax laws; regulatory, political or economic developments in any of the countries where properties in which Metalla holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Metalla holds a royalty or stream or other interest, including changes in the ownership and control of such operators; risks related to global pandemics, including the novel coronavirus (COVID-19) global health pandemic, and the spread of other viruses or pathogens; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Metalla; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Metalla holds a royalty, stream or other interest; the volatility of the stock market; competition; future sales or issuances of debt or equity securities; use of proceeds; dividend policy and future payment of dividends; liquidity; market for securities; enforcement of civil judgments; and risks relating to Metalla potentially being a passive foreign investment company within the meaning of U.S. federal tax laws; and the other risks and uncertainties disclosed under the heading "Risk Factors" in the Company's most recent annual information form, annual report on Form 40-F and other documents filed with or submitted to the Canadian securities regulatory authorities on the SEDAR website at www.sedar.com and the U.S. Securities and Exchange Commission on the EDGAR website at www.sec.gov. Although Metalla has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Metalla undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management's best judgment based on information currently available. No forward-looking statement can be guaranteed, and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.